UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Leo Holdings Corp. II

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

G5463R102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Leo Investors II Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,861,667(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,861,667(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,861,667(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.72%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 15,861,667 Class A Shares acquirable in respect of (i) 9,195,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A Shares at the time of the Issuer’s initial business combination and (ii) 6,666,667 private placement warrants to acquire Class A Shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 37,500,000 Class A Shares outstanding as of November 14, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (ii) 15,861,667 Class A Shares issuable upon conversion of 9,195,000 Class B Shares and exercise of 6,666,667 Private Placement Warrants.

1.	Names of Reporting Persons Leo Investors GP II Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,861,667(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,861,667(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,861,667(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.72%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 15,861,667 Class A Shares acquirable in respect of (i) 9,195,000 Class B Shares and (ii) 6,666,667 Private Placement Warrants.
(2)

Calculated based on (i) 37,500,000 Class A Shares outstanding as of November 14, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (ii) 15,861,667 Class A Shares issuable upon conversion of 9,195,000 Class B Shares and exercise of 6,666,667 Private Placement Warrants.

Item 1(a).	Name of Issuer

Leo Holdings Corp. II (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Albany Financial Center, South Ocean Blvd, Suite #507, P.O. Box SP-63158, New Providence, Nassau, The Bahamas

Item 2(a).	Names of Persons Filing

This statement is filed by the entities listed below, all of whom are referred to herein as the “Reporting Persons”: (i) Leo Investors II Limited Partnership (ii) Leo Investors GP II Limited

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Albany Financial Center, South Ocean Blvd, Suite #507, P.O. Box SP-63158, New Providence, Nassau, The Bahamas PO Box 309, Ugland House Grand Cayman, Cayman Islands KY1-1104

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share (“Class A Shares”)

Item 2(e).	CUSIP Number

G5463R102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4.	Ownership (a) Amount beneficially owned: See responses to Item 9 on each cover page hereto. (b) Percent of Class: See responses to Item 11 on each cover page hereto.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page hereto.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page hereto.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page hereto.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page hereto.

The 15,861,667 reported securities are directly held by Leo Investors II Limited Partnership. Such amount does not include 500 Class B Shares that were inadvertently included in ownership on the Schedule 13G filed with the SEC by the Reporting Persons on February 11, 2022 (the “Original Schedule 13G”). Giving effect to such correction, the aggregate beneficial ownership reflected in the Original Schedule 13G would have been 29.72% and such amount is hereby deemed amended and corrected.

Leo Investors II Limited Partnership is controlled by its general partner, Leo Investors GP II Limited and each of the foregoing may be deemed to be the beneficial owner of the reported securities. Leo Investors GP II Limited is governed by a three member board of directors, which acts by majority vote. As such, no individual director of Leo Investors GP II Limited exercises voting or dispositive control over the reported securities. This Statement shall not be construed as an admission that either Reporting Person or any individual director of Leo Investors GP II Limited is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 13, 2023

Leo Investors II Limited Partnership

By: Leo Investors GP II Ltd., its general partner

/s/ Simon Brown
Name: Simon Brown
Title: Director

Leo Investors GP II Limited

/s/ Simon Brown
Name: Simon Brown
Title: Director